

Mail Stop 4720

October 12, 2017

Yu Cong
Chief Financial Officer
Yirendai Ltd.
10/F, Building 9,91 Jianguo Road
Chaoyang District, Beijing 100022
The People's Republic of China

      Re: **Yirendai Ltd.**
                 Form 20-F for the Fiscal Year Ended December 31, 2016
                 Filed April 24, 2017
                 File No. 001-37657

Dear Mr. Cong:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       /s/ Michael Volley

                       Michael Volley
                       Staff Accountant
                       Office of Financial Services